UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 17, 2022

(Date of earliest event reported)

Atlis Motor Vehicles, Inc

(Exact name of registrant as specified in its charter)

Delaware	381-4380534
(State of Incorporation)	(I.R.S Employer Identification No.)

1828 N. Higley Rd. Suite 116

Mesa, AZ 85205

(Full mailing address of principal executive offices)

(602) 309-5425

(Issuer’s Telephone number, including area code)

Class A common stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	OTHER EVENTS

Atlis Motor Vehicles, Inc (“the Company”) received a Notice of Resignation from Director Mark Nelson in which he tendered his resignation from the Company’s Board of Directors effective May 8, 2022. Director Nelson tendered his resignation for personal reasons. The Board accepted Mr. Nelson’s resignation on May 13, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlis Motor Vehicles, Inc
By: /s/ Mark Hanchett
Name: Mark Hanchett
Title: Chief Executive Officer
Date: May 17, 2022